January 2, 2025

Debra L. Smith
Chief Financial Officer
CISO Global, Inc.
6900 E. Camelback Road, Suite 900
Scottsdale, AZ 85251

       Re: CISO Global, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2024
           File No. 333-284002
Dear Debra L. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven Lipstein